UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Starbox Group Holdings Ltd.’s Extraordinary General Meeting of Shareholders

At an extraordinary general meeting of shareholders (the “Meeting”) of Starbox Group Holdings Ltd. (the “Company”) held on February 20, 2025, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted the resolution authorizing the following:

1.	As an ordinary resolution of shareholders that, with effect from 8:30 a.m. (Eastern Time) on February 20, 2025 (“Resolution No.1”):

(a)	each of the 543,875,000 authorized Class A ordinary shares in the Company of US$0.018 par value (including all issued Class A ordinary shares and any unissued Class A ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class A ordinary shares be consolidated from (x) 543,875,000 Class A ordinary shares of US$0.018 par value each to (y) 54,387,500 Class A ordinary shares of US$0.18 par value each;

(b)	each of the 8,000,000 authorized Class B ordinary shares in the Company of US$0.018 par value (including all issued Class B ordinary shares and any unissued Class B ordinary shares) each be consolidated on a 10:1 basis, such that the Company’s authorized Class B ordinary shares be consolidated from (x) 8,000,000 Class B ordinary shares of US$0.018 par value each to (y) 800,000 Class B ordinary shares of US$0.18 par value each; and

(c)	each of the 3,125,000 authorized and unissued preferred shares in the Company of US$0.018 par value each be consolidated on a 10:1 basis, such that the Company’s unissued preferred shares be consolidated from (x) 3,125,000 preferred shares of US$0.018 par value each to (y) 312,500 preferred shares of US$0.18 par value each, (together, the “Share Consolidation”).

A total of 93,313,626 votes, representing 69.34% of the votes exercisable as of January 31, 2025, the record date, were present in person or by proxy at the extraordinary general meeting of shareholders. The results of the votes were as follows:

Resolution	For	Against	Abstain
Resolution No. 1	93,010,235	301,664	1,727

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: February 20, 2025	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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